

HERITAGE COMMERCE CORP

Sandler O' Neill + Partners, L.P.
West Coast Financial Services Conference
March 6, 2012

Member FDIC
Equal Housing Lender

Forward Looking Statement Disclaimer

Forward-looking statements are based on management's knowledge and belief as of today and include information concerning the Company's possible or assumed future financial condition, and its results of operations, business and earnings outlook. These forward-looking statements are subject to risks and uncertainties. A number of factors, some of which are beyond the Company's ability to control or predict, could cause future results to differ materially from those contemplated by such forward-looking statements. The forward-looking statements could be affected by many factors, including but not limited to: (1) Competition for loans and deposits and failure to attract or retain deposits and loans; (2) local, regional, and national economic conditions and events and the impact they may have on us and our customers, and our assessment of that impact on our estimates including, the allowance for loan losses; (3) risks associated with concentrations in real estate related loans; (4) changes in the level of nonperforming assets and charge-offs and other credit quality measures, and their impact on the adequacy of the Company's allowance for loan losses and the Company's provision for loan losses; (5) the effects of and changes in trade, monetary and fiscal policies and laws, including the interest rate policies of the Federal Open Market Committee of the Federal Reserve Board; (6) Stability of funding sources and continued availability of borrowings; (7) our ability to raise capital or incur debt on reasonable terms; (8) Regulatory limits on Heritage Bank of Commerce's ability to pay dividends to the Company; (9) Continued volatility in credit and equity markets and its effect on the global economy; (10) the impact of reputational risk on such matters as business generation and retention, funding and liquidity; (11) oversupply of inventory and continued deterioration in values of California commercial real estate; (12) a prolonged slowdown in construction activity; (13) the effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities, and executive compensation) which we must comply, including but not limited to, the Dodd-Frank Act of 2010; (14) the effects of security breaches and computer viruses that may affect our computer systems; (15) changes in consumer spending, borrowings and saving habits; (16) changes in the competitive environment among financial or bank holding companies and other financial service providers; (17) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters; (18) the costs and effects of legal and regulatory developments, including resolution of legal proceedings or regulatory or other governmental inquiries, and the results of regulatory examinations or reviews; (19) the ability to increase market share and control expenses; and (20) our success in managing the risks involved in the foregoing items. For a discussion of factors which could cause results to differ, please see the Company's reports on Forms 10-K and 10-Q as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.



Heritage Bank Profile

- **Relationship Banking Strategy**
  - A community business bank headquartered in San Jose, California that offers a full range of banking services to small to medium sized businesses and their owners, managers and employees

- **Core Clientele**
  - Small to medium sized closely held businesses
  - Professionals
  - High net worth individuals

- **Specialty Expertise**
  - SBA lending and loan sales
  - Cash management
  - Non-profit organizations, education, and churches
  - Homeowner associations, property management

- **Well-positioned in three affluent counties of San Francisco Bay Area**
  - HTBK ranks fifth in deposit market share amongst regional banks headquartered in Santa Clara County or the San Francisco East Bay[1]

(1) Market refers to Alameda, Contra Costa, and Santa Clara counties. Source: FDIC, Summary of Deposits as of June 30, 2011.



Located in Economically Vibrant San Francisco Bay Area

County	Population	Projected 5-Yr Population Growth	2010 Median Household Income	Projected 5-Yr Household Income Growth	Businesses
Santa Clara	1,824,395	4.26%	$ 98,704	14.16%	64,495
Alameda	1,522,142	2.21%	75,371	15.74%	60,215
Contra Costa	1,063,960	3.43%	82,944	16.05%	38,354
San Francisco	814,963	2.97%	76,097	16.07%	46,657
San Mateo	735,498	2.13%	95,300	16.62%	30,981
Sonoma	476,974	-0.12%	68,255	14.02%	24,588
Solano	420,493	2.07%	68,773	12.07%	13,913
Marin	257,863	2.63%	97,821	16.49%	17,724
Napa	136,592	2.34%	66,420	15.35%	7,382
California	37,983,948	3.54%	60,992	13.65%	N/A
National	311,212,863	3.85%	54,442	12.39%	N/A

Source: SNL as of 12/31/2010

Heritage Snapshot

HERITAGE COMMERCE CORP



Marin
Walnut Creek
Contra Costa
Danville
San Francisco
Pleasanton
Alameda
Fremont
Mtn. View
San Mateo
Los Altos
San Jose
Santa Clara
Los Gatos
Morgan Hill
Santa Cruz
Gilroy

- **Financial Highlights 12/31/11**

Total Assets	$	1.3	billion
Total Loans	$	764.6	million
Total Deposits	$	1.0	billion
Total Shareholders' Equity	$	197.8	million
CPP Preferred[(1)]	$	39.0	million
Tangible Common Equity	$	136.8	million
TCE/Tangible Assets		10.49%	
Tier 1 RBC Ratio		20.6%	
Total RBC Ratio		21.9%	
Loans/Deposits		72.9%	
Yield on Earning Assets[(2)]		4.27%	
Cost of Deposits[(2)]		0.28%	
Cost of Funds[(2)]		0.45%	
Net Interest Margin[(2)]		3.87%	
Efficiency Ratio[(2)]		69.38%	
4Q11 Net Income[(2)(3)]	$	2.9	million

(1) Scheduled to be redeemed on March 7, 2012
(2) For the quarter ended 12/31/11
(3) Before dividends and discount accretion in preferred stock

Market Share

- **Attractive footprint of 10 branch locations in the San Francisco East Bay Area & Silicon Valley**
- **Ranks fifth in its market[1] amongst Independent Community Banks headquartered in the San Francisco Bay Area**

Top Regional Banks			
2011 Rank	Bank	Branch Count	Deposits in Market ($000)
1	Silicon Valley Bank	2	11,422,694
2	First Republic Bank	10	2,271,791
3	The Mechanics Bank	23	2,135,115
4	Fremont Bank	18	1,862,634
5	**Heritage Bank of Commerce**	**10**	**1,028,171**
6	Bridge Bank, N.A.	2	889,175
7	Avidbank	1	275,053
8	Luther Burbank Savings	1	275,029
9	Bank of Alameda	6	218,329
10	California Bank of Commerce	1	204,099

Top National Franchises			
2011 Rank	Bank	Branch Count	Deposits in Market ($000)
1	Wells Fargo Bank, N.A.	145	32,836,191
2	Bank of America, N.A.	128	27,185,296
3	JPMorgan Chase Bank, N.A.	110	9,250,736
4	Citibank, N.A.	64	7,811,887

Totals for Market[1]	
Branch Count	Deposits in Market ($000)
869	126,372,799

(1) Market refers to Alameda, Contra Costa, and Santa Clara counties. Source: FDIC, Summary of Deposits as of June 30, 2011.

Q4 2011 Highlights

	4Q11	Full Year 2011
Sixth consecutive quarter of profitability		
• Net income	$2.9mm	$11.4mm
(Before dividends and discount accretion in preferred stock)		
• Reduction of valuation allowance for DTA	$0.7mm	$3.7mm
Improved credit metrics:		
• Classified assets	$59.5mm	$59.5mm
• NPA's	$19.1mm	$19.1mm
• NPA's/ total assets	1.47%	1.47%
• ALLL / NPL's	124.37%	124.37%
(excluding nonaccrual loans held-for-sale)		
Cost of deposits	0.28%	0.39%

Strong Deposit Base (in $000's)

December 31, 2011



Demand, noninterest-bearing	$ 344,303	32.8%
Demand, interest-bearing	134,119	12.8%
Savings and money market	282,478	26.9%
Time deposits - under $100	28,557	2.7%
Core Deposits	789,457	75.2%
Time deposits - $100 and over	168,874	16.1%
Time deposits - CDARS	6,371	0.6%
Time deposits - brokered	84,726	8.1%
Total	$ 1,049,428	100.0%

Legend:
- Demand, noninterest-bearing
- Demand, interest-bearing
- Savings and money market
- Time deposits - under $100
- Time deposits - $100 and over
- Time deposits - CDARS
- Time deposits - brokered

Diversified Loan Portfolio (in $000's)

HERITAGE
COMMERCE CORP

December 31, 2011



Commercial	$366,590	47.9%
CRE - Owner Occupied	157,216	20.6%
CRE - Investor/Other	154,263	20.2%
Equity Lines	52,017	6.8%
Land & Construction	23,016	3.0%
Consumer & Other	11,489	1.5%
Total	$764,591	100.0%

- ■ Commercial
- ■ CRE - Owner Occupied
- ■ CRE - Investor/Other
- ■ Land & Construction
- ■ Equity Lines
- ■ Consumer & Other

7th Consecutive Quarter of Declining NPA's (in $000's)



Selected Ratios for 4Q11

1. NPA's/Total Assets = 1.47%
2. ALLL/ NPL's* = 124.37%

*excluding nonaccrual loans held-for-sale

Balance at 4Q11

1. Classified Assets $59,539
2. NPA's $19,142
3. ALLL $20,700

Excellent Capital Ratios

- The Company's CPP Series A Preferred Stock is scheduled to be redeemed on March 7, 2012.

	HCC 12/31/2011		HBC 12/31/2011	
	Actual with Tarp	Pro forma without TARP[1]	Actual with Tarp	Pro forma without TARP[2]
Total Risk-based Capital Ratio	21.9%	17.7%	19.7%	16.6%
Tier 1 RBC Ratio	20.6%	16.5%	18.5%	15.4%
Leverage Ratio	15.3%	12.2%	13.7%	11.4%

(1) Assumes redemption of $40 million Series A Preferred Stock at December 31, 2011.

(2) Assumes HBC upstreams $30 million to HCC at December 31, 2011.

Efficiency Ratio



*Excluding impairment of goodwill in the 2nd Quarter of 2010

Pre-tax Pre-provision Income (in $000's)



2012 Tactical Initiatives

- **Maintain Asset Quality**

  - Continue to reduce NPA's

  - Maintain strong ALLL ratio

- **Improve Core Earnings**

  - Focus on net interest margin

  - Increase fee income

  - Continue to reduce costs and improve efficiency ratios

- **Grow Franchise**

  - Stay Focused on customer relationship banking to maintain solid deposit base

  - Increase C&I and SBA market share

    - Organically by adding new loan products

    - Add key relationship officers in markets

  - Possible expansion

    - Hire loan teams

    - Take advantage of M&A opportunities

Contact Information



Corporate Headquarters
150 Almaden Boulevard
San Jose, CA 95113

NASDAQ: HTBK

Walter T. Kaczmarek
President and Chief Executive Officer
408.494.4500

Michael E. Benito
Executive Vice President
Business Banking Division
408.792.4085

Margaret A. Incandela
Executive Vice President
Chief Credit Officer
408.792.4029

Dan T. Kawamoto
Executive Vice President
Chief Administrative Officer
408.534.4935

Lawrence D. McGovern
Executive Vice President
Chief Financial Officer
408.494.4562